UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 5

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

CLARIENT, INC.

(Name of Subject Company (Issuer))

CRANE MERGER SUB, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

GENERAL ELECTRIC COMPANY

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.01 Per Share

Series A Convertible Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock:

18048910

180RESTR

Series A Convertible Preferred Stock:

N/A

(CUSIP Number of Class of Securities)

Keith W. Newman

General Counsel

GE Healthcare

Pollards Wood

Nightingales Lane

Chalfont St. Giles HP8 4SP England

Telephone: +44 1494 544000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Zampa

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$593,084,640	$42,287

(1)	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation was calculated on the basis of (a) 118,616,928 shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of October 19, 2010 (i) 88,635,606 Common Shares issued and outstanding, (ii) 8,199,523 Common Shares issuable upon the exercise of outstanding options, (iii) 21,052,632 Common Shares issuable upon conversion of 5,263,158 shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share and (iv) 729,167 Common Shares issuable upon the exercise of outstanding warrants), multiplied by (b) the Common Share offer price of $5.00 per Common Share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$42,287 Schedule TO General Electric Company and Crane Merger Sub, Inc. November 5, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Crane Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly owned subsidiary of General Electric Company, a New York corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 5, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser (the “Offer”) to purchase (x) all outstanding shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”) at a price of $5.00 per Common Share in cash and (y) all outstanding shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) at a price of $20.00 per Preferred Share in cash, in each case without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2010 and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Offer to Purchase”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Thursday, December 16, 2010. The Depositary has advised Parent that, as of such time, a total of 71,162,485 Common Shares and 5,263,158 Preferred Shares (which were automatically converted into Common Shares after the date of tender in accordance with their terms) were validly tendered and not validly withdrawn, representing approximately 80.2% of the Common Shares outstanding, 100% of the Preferred Shares previously outstanding and approximately 84.0% of the Common Shares and Preferred Shares outstanding calculated on an as-converted basis. In addition, the Depositary has advised Parent that it has received commitments to tender 11,141,919 additional Common Shares under guaranteed delivery procedures. All Shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted by Purchaser for payment.

Purchaser has commenced a subsequent offering period for all remaining untendered Common Shares pursuant to Rule 14d-11 of the Exchange Act. The subsequent offering period will expire at 12:00 midnight, New York City time, on December 21, 2010, unless extended. Any Common Shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will thereafter promptly be paid $5.00 in cash for each Common Share tendered, without interest and less any required withholding taxes. This is the same amount per Common Share that was offered and paid in the initial offering period. Pursuant to Rule 14d-7(a)(2) of the Exchange Act, Common Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Common Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

Parent intends to consummate the Merger through a “short-form” merger in accordance with the Merger Agreement and Delaware law as soon as practicable on or after December 22, 2010. Following the Merger, the Common Shares will no longer be listed on the NASDAQ Capital Market.

The full text of the press release issued by Parent and the Company today, December 17, 2010, announcing the expiration and results of the initial offering period of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press Release issued by Parent and the Company on December 17, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2010	CRANE MERGER SUB, INC.

	By:	/s/ Michael A. Jones
	Name:	Michael A. Jones
	Title:	President

Date: December 17, 2010	GENERAL ELECTRIC COMPANY

	By:	/s/ Michael A. Jones
	Name:	Michael A. Jones
	Title:	Vice President, Business Development GE Healthcare

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